BARATTA & GOLDSTEIN
                                ATTORNEYS AT LAW
                                597 FIFTH AVENUE
                              NEW YORK, N.Y. 10017

                                     -------

JOSEPH P. BARATTA                (212) 750-9700       FACSIMILE: (212) 750-8297
HOWARD J. GOLDSTEIN                                           INFO@BARAGOLD.COM
LOUIS R. AIDALA                                                      OF COUNSEL
JOAN PALERMO                                                MARGARET M. STANTON
JOSEPH A. BARATTA*                                               LINDA MARYANOV
                                                           SAMUEL M. GREENFIELD
* Admitted in NY and NJ

                                         December 20, 2004
Via EDGAR and Facsimile

David Ritenour, Special Counsel
Mary Beth Breslin, Division of Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, D.C. 20549-0306

           Re:       Calypte Biomedical Corporation
                     Registration Statement on Form SB-2
                     Filed October 8, 2004
                     File No. 333-119646

Dear Mr. Ritenour and Ms. Breslin:

On behalf of Calypte Biomedical Corporation ("Calypte" or the "Company"), we enclose supplemental responses that correspond directly to the numbered comments in the Commission's letter of December 17, 2004. Additional commentary is provided where appropriate to direct the Commission's attention to supplemental responses and/or revisions with respect to the Registration Statement. Please note that the Company has filed an amended registration statement on Form SB-2/A (No.1) which includes amendments in accord with the supplemental responses, updated financial statements and other disclosures to reflect financial results through the quarter ended September 30, 2004 as well as recent material subsequent events.

Additionally, we have manually marked a "hard copy" of the sections of the Registration Statement relevant to the supplemental responses which have been faxed to your attention.

Fee Table

      1. Please supplementally demonstrate that Ani Biotech Oy was at market risk at the time of filing of the resale registration statement with respect to all shares that may be issued pursuant to the license agreement filed as Exhibit 10.1 to your Form 8-K dated September 30, 2004. In this regard, we note Section 1.3 of the agreement, which indicates that any transfer of shares to Ani Biotech Oy is to be calculated using the 5-day average closing stock price immediately before the date of the transfer. For guidance, please refer to Part
            (b) of Item 3S of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

      Response

      The Company has amended the Registration Statement to include only the shares of common stock that have been issued to Ani Biotech Oy ("Ani") as of September 30, 2004 that are at market risk. The fee table has been revised to reflect 1,172,205 shares included in resale registration representing (i) the initial license fee payment of 300,000 Euros pursuant to Section 3.1.1 of the License Agreement and Technology Transfer Agreement (the "Agreement") and (ii) the initial payment of 77,613 Euros for the manufacturing equipment pursuant to Section 5.3.1 of the Agreement. We further advise that the relevant note to the fee table has been amended to reflect the 1,172,205 shares as previously issued to Ani and the deletion of reference to "an indeterminate number of shares being included in the Registration Statement", except as relates to potential future issuances under Rule 416(b) of the Securities Exchange Act of 1933, as amended.

      2. Please supplementally explain how you determined the number of shares which are being registered for resale.

      Response

      As stated in the supplemental response above, the Company has amended the Registration Statement so as to include only the shares of common stock as issued to Ani that are at market risk.

      The 1,172,205 shares included in pre-effective amendment number 1 to the Registration Statement were determined as follows:

           Payments due for License Fee                           300,000 Euros
           Payments due for manufacturing equipment                77,613 Euros
                                                             ------------
                                                                  377,613 Euros

           Conversion rate at 30 September 2003 per

                Federal Reserve Bank of New York                   1.2417
                                                             ------------

           U.S. dollar equivalent                            $ 468,882.06
                     Divided by
           Threshold price per share                         $       0.40
                                                             ------------

           Shares of common stock being registered              1,172,205
                                                             ============

Should you have any further questions or comments regarding the foregoing responses or amendments to the Registration Statement, please direct same in care of the undersigned. Your courtesies and attention with respect to the foregoing are appreciated as the Company desires to submit a request for acceleration upon satisfying the foregoing

                                                Very truly yours,
                                                BARATTA & GOLDSTEIN


                                                JOSEPH A. BARATTA